# SEC Schedule 13D/A (Amendment No. 7) — Beneficial ownership report by holders of more than 5% of a class

Issuer: ADECOAGRO S.A., CIK 0001499505
CUSIP: L00849106
Title of class of securities: Common Shares, par value $1.50 per share
Address of issuer's principal executive offices: 28, Boulevard F.W. Raiffeisen, Luxembourg, Luxembourg (N4), L-2411
Date of event which requires filing of this statement: 02/14/2025
Amends the filing with accession number 0001104659-24-090580
Filed by CIK 0002025889
Persons authorized to receive notices and communications: Tether Holdings, S.A. de C.V., Final Av. La Revolucion, Edif. Centro,, Corporativo Presidente Plaza,, Nivel 12 San Salvador, El Salvador (H3), 00000, 443333355842; Daniel Woodard, McDermott Will & Emery LLP, One Vanderbilt Avenue, New York, New York (NY), 10017, (212) 547-5400

## Reporting persons
- Tether Holdings, S.A. de C.V. (CIK 0002025889): type of reporting person: corporation (CO); citizenship or place of organization: El Salvador (H3); source of funds: other (OO); disclosure of legal proceedings is required (Items 2(d) or 2(e)); sole voting power 0; shared voting power 20,398,699; sole dispositive power 0; shared dispositive power 20,398,699; aggregate amount beneficially owned 20,398,699 (20.2% of the class)
  Comment: Note in relation to Items 8, 10 and 11: Includes 20,398,699 common shares, par value $1.50 per share ("Common Shares") of Adecoagro S.A. held by Tether Investments, S.A. de C.V., a wholly owned subsidiary of Tether Holdings, S.A. de C.V.
  
  Note in relation to Item 13: This percentage is calculated based upon 100,836,801 Common Shares outstanding as of September 30, 2024 as set forth in the Issuer's Form 6-K filed with the Securities and Exchange Commission on November 13, 2024.
- Tether Investments, S.A. de C.V.: type of reporting person: corporation (CO); citizenship or place of organization: El Salvador (H3); source of funds: working capital (WC); sole voting power 0; shared voting power 20,398,699; sole dispositive power 0; shared dispositive power 20,398,699; aggregate amount beneficially owned 20,398,699 (20.2% of the class)
  Comment: Note in relation to Item 13: This percentage is calculated based upon 100,836,801 Common Shares outstanding as of September 30, 2024 as set forth in the Issuer's Form 6-K filed with the Securities and Exchange Commission on November 13, 2024.
- Giancarlo Devasini: type of reporting person: individual (IN); citizenship or place of organization: Italy (L6); source of funds: other (OO); sole voting power 0; shared voting power 20,398,699; sole dispositive power 0; shared dispositive power 20,398,699; aggregate amount beneficially owned 20,398,699 (20.2% of the class)
  Comment: Note in relation to Items 8, 10 and 11: Includes 20,398,699 Common Shares held by Tether Investments, S.A. de C.V., a wholly owned subsidiary of Tether Holdings, S.A. de C.V. Mr. Devasini has a greater than 50% voting interest in Tether Holdings, S.A. de C.V. The reporting person disclaims beneficial ownership of these shares except to the extent of the reporting person's pecuniary interest.
  
  Note in relation to Item 13: This percentage is calculated based upon 100,836,801 Common Shares outstanding as of September 30, 2024 as set forth in the Issuer's Form 6-K filed with the Securities and Exchange Commission on November 13, 2024.

## Item 1. Security and Issuer
Title of class of securities: Common Shares, par value $1.50 per share
Name of issuer: ADECOAGRO S.A.
Address of issuer's principal executive offices: 28, Boulevard F.W. Raiffeisen, Luxembourg, Luxembourg (N4), L-2411
Comment: This statement on Schedule 13D amends the Schedule 13D of Tether Holdings Limited, a British Virgin Islands business company, Tether Investments Limited, a British Virgin Islands business company, Ludovicus Jan Van der Velde and Giancarlo Devasini that was originally filed with the Securities and Exchange Commission on August 16, 2024, as amended by Amendment No. 1 filed on September 9, 2024, Amendment No. 2 filed on September 20, 2024, Amendment No. 3 filed on September 30, 2024, Amendment No. 4 filed on October 18, 2024, Amendment No. 5 filed on November 5, 2024 and Amendment No. 6 filed on November 18, 2024 (as amended, the "Schedule 13D") with respect to the Common Shares, par value $1.50 per share ("Common Shares") of Adecoagro S.A., a societe anonyme under the laws of the Grand Duchy of Luxembourg (the "Issuer"). This amendment to the Schedule 13D is being filed by Tether Holdings, S.A. de C.V. (f/k/a Tether Holdings Limited), an El Salvador entity, Tether Investments, S.A. de C.V. (f/k/a Tether Investments Limited), an El Salvador entity, and Giancarlo Devasini (collectively, the "Reporting Persons") and constitutes Amendment No. 7 to the Schedule 13D. Capitalized terms used but not defined herein have the meanings given to such terms in the Schedule 13D. Except as set forth herein, the Schedule 13D is unmodified.

## Item 2. Identity and Background
Name of person filing:
See the Schedule 13D, as amended, for historical information. Item 2 is amended and supplemented as follows:

Certain information regarding Tether Holdings, S.A. de C.V., Tether Investments, S.A. de C.V. and their respective executive officers and directors is set forth on Schedule A attached hereto.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
See the Schedule 13D, as amended, for historical information. Item 3 is amended and supplemented as follows:

Tether Investments, S.A. de C.V. used cash from its own working capital to make the purchases of Common Shares listed on Schedule B hereto.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended and supplemented to add the following:

On February 14, 2025, Tether Investments, S.A. de C.V. sent a letter (the "Letter") to the Issuer, proposing to make an offer to acquire from other shareholders of the Issuer, for a purchase price of $12.41 per share in cash, such number of outstanding Common Shares not currently held by the Reporting Persons that would result in the Reporting Persons collectively holding 51% of the outstanding Common Shares (the "Proposed Transaction"). The transaction would be wholly funded in cash from existing cash reserves of the Reporting Persons and would not be contingent on any financing requirements. The Proposed Transaction is subject to the completion of due diligence and negotiation of definitive agreements. The foregoing summary of the Letter is not intended to be complete and is qualified in its entirety by reference to the full text of the Letter, which is filed herewith as Exhibit 99.2 and is incorporated herein by reference.

No assurances can be given that the Proposed Transaction will be consummated. No legally binding obligation with respect to the Proposed Transaction will arise unless and until the relevant parties enter into mutually acceptable definitive documentation. This Schedule 13D is not an offer to purchase or a solicitation of an offer to sell any securities.

The Reporting Persons intend to engage in discussions with the Issuer regarding the Proposed Transaction. The Reporting Persons may change the terms of the Proposed Transaction, determine to accelerate or terminate discussions with the Issuer with respect to the Proposed Transaction, withdraw the proposal described in the Letter or any other proposal with respect to the Proposed Transaction, take any action to facilitate or increase the likelihood of consummation of the Proposed Transaction, or change their intentions with respect to any such matters, in each case at any time and without prior notice. The Reporting Persons and their subsidiaries reserve the right to, directly or indirectly, take such additional steps as they may deem appropriate to further the Proposed Transaction or otherwise to support their investment in the Issuer, including, without limitation: (a) engaging in discussions with other shareholders, potential sources of financing, advisors and other relevant parties; and (b) entering into confidentiality arrangements, financing commitments, and other agreements, arrangements and understandings in connection with the Proposed Transaction.

The Proposed Transaction may result in one or more of the actions specified in clauses (a) to (j) of Item 4 of Schedule 13D, including, without limitation, the acquisition of additional securities of the Issuer, a merger or other extraordinary transaction involving the Issuer, the delisting of the Common Shares from the New York Stock Exchange and the Common Shares becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors, including, without limitation, the outcome of any discussions referenced above, the Issuer's financial position, results and strategic direction, actions taken by the Issuer's management and the Board, price levels of the Common Shares and other investment opportunities available to the Reporting Persons, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate, including, without limitation, acquiring additional Common Shares and/or other equity or other securities of the Issuer or disposing of some or all of the securities beneficially owned by them in public market or privately negotiated transactions and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The Reporting Persons beneficially own an aggregate of 20,398,699 shares of the Issuer's Common Shares, representing 20.2% of the outstanding Common Shares.
Number of shares as to which each person has sole or shared power to vote or dispose: Each of the Reporting Persons has voting and dispositive power with respect to the beneficially owned 20,398,699 shares. The percentages reported herein are calculated based upon 100,836,801 Common Shares outstanding as of September 30, 2024 as set forth in the Issuer's Form 6-K filed with the Securities and Exchange Commission on November 13, 2024.
Transactions in the class effected during the past sixty days: Schedule B sets forth the transactions in the Common Shares effected by the Reporting Persons during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: None.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Schedule A - Executive Officers and Directors
Schedule B - Open Market Purchases
Exhibit 99.1 - Joint Filing Agreement, dated as of February 18, 2025
Exhibit 99.2 - Letter to the Issuer, dated February 14, 2025

## Signatures
- Tether Holdings, S.A. de C.V.: /s/ Giancarlo Devasini, Giancarlo Devasini, President (02/18/2025)
- Tether Investments, S.A. de C.V.: /s/ Giancarlo Devasini, Giancarlo Devasini, Sole Administrator (02/18/2025)
- Giancarlo Devasini: /s/ Giancarlo Devasini, Giancarlo Devasini, individually (02/18/2025)